

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Dominick Zarcone
President and Chief Executive Officer
LKQ CORP
500 West Madison Street, Suite 2800
Chicago, IL 60661

> **Re: LKQ CORP**
> **Form 10-K**
> **Filed February 27, 2020**
> **File No. 000-50404**

Dear Mr. Zarcone:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Trade & Services

cc:　　Victor Casini